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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8- 43645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1 2018 (MM/DD/YY) AND ENDING March 31 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Landolt Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Oregon st.

(No. and Street)

Oshkosh (City) WI (State) 54902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don McKiernan 847-838-5151

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demarco Sciaccotta Wilkins & Dunleavy LLP

(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway lane (Address) frankfort (City) (State) 60423 (Zip Code)

SEC Mail Processing Section MAY 31 2019 Washington DC 413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Don McKiernan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Landolt Securities Inc., as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Illinois
County of Lake
This instrument was acknowledged before me on 30 May 2019 by Donald McKiernan.

Amy Blue
Notary Public

Donald McKiernan
Signature

CEO
Title

OFFICIAL SEAL
AMY BLUE
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 7/12/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
Landolt Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Landolt Securities, Inc., (the "Company") as of March 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Landolt Securities, Inc. as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Landolt Securities, Inc.'s auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 30, 2019

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

LANDOLT SECURITIES, INC.
Table of Contents
March 31, 2019

LANDOLT SECURITIES, INC.
Statement of Financial Condition
March 31, 2019

ASSETS

CURRENT ASSETS		
Cash	$	131,767
Securities owned, at fair value		149,227
Clearing deposit		100,000
Receivable from broker/dealer		40,448
Commission receivable - other		120,784
Prepaid expenses		56,269
Total Current Assets		598,495
PROPERTY AND EQUIPMENT		
Furniture and equipment		138,270
Leasehold improvements		50,432
Total property and equipment		188,702
Less: accumulated depreciation and amortization		(146,227)
Net Property and Equipment		42,475
OTHER ASSETS		
Security deposit		4,528
Intangible assets		45,116
Total Other Assets		49,644
TOTAL ASSETS	$	690,614

The accompanying notes are an integral part of these financial statements.

LANDOLT SECURITIES, INC.
Statement of Financial Condition
March 31, 2019

LIABILITIES AND STOCKHOLDER EQUITY

CURRENT LIABILITIES		
Accounts payable	$	10,660
Accrued salaries, commissions, and related taxes		198,503
Deferred revenue		53,571
Total Current Liabilities		262,734
LONG-TERM LIABILITIES		
Deferred revenue		142,857
TOTAL LIABILITIES		405,591
STOCKHOLDER EQUITY		
Common stock, $1 par value, 56,000 shares authorized, 17,500 shares issued and outstanding		17,500
Additional paid-in capital		173,845
Retained earnings		93,678
Total Stockholder Equity		285,023
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$	690,614

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Landolt Securities, Inc. (the Company) is a registered securities broker-dealer headquartered in Oshkosh, Wisconsin with branch offices in Antioch, Illinois and Bethesda, Maryland. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company has contracted with RBC Correspondent Services (RBC) to clear all securities transactions on a fully disclosed basis for customer accounts which are introduced by the Company and accepted by RBC.

The Bethesda, Maryland office specializes in fixed income securities. The Company operates its Maryland office under the name FISN, a Division of Landolt Securities, Inc.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Cash

For the purposes of the statement of cash flows, cash is defined as demand deposits including checking and savings accounts.

Securities Owned

Securities owned are valued at fair value using quoted market prices, with the resulting gains or losses reflected in income for the current year.

Receivable from Broker/Dealer and Commissions Receivable - Other

Receivable from Broker/Dealer and Commissions Receivable - Other are uncollateralized obligations due from RBC Correspondent Services, mutual fund, insurance, and other investment product companies under normal trade terms. These receivables are recorded at an amount computed by multiplying the stated commission rate, set by agreement with the investment product company, by the total amount invested by the client or the value of the insurance policy. Interest is not accrued on these receivables. Management considers these receivables to be collectable and therefore has not reported a valuation allowance.

Property and Equipment

Property and equipment are carried at cost. Depreciation and amortization are provided using the straight-line method over a five to fifteen year estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used are measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows. Future events could cause the Company to conclude that impairment indicators exist and that long-lived assets may be impaired. At March 31, 2019, the Company considers long-lived assets not to be impaired and therefore has not reported any impairment loss.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies (Continued)

Intangible Assets
Intangible assets are carried at cost. Amortization is not provided because the assets have an indefinite life. The Company reviews intangible assets on an annual basis for possible impairment. At March 31, 2019, the Company considers intangible assets not to be impaired and therefore has not reported any impairment loss.

Income Taxes
The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal income taxes for periods before January 1, 2016 and for state income taxes for periods before January 1, 2015.

Deferred Revenue
The Company received a $250,000 incentive credit during the year to change clearing firms as discussed in Note 3. The Company recognizes revenue from the incentive credit over the life of the agreement, with any unrecognized amount reported as a liability on the Statement of Financial Condition.

Advertising Costs
Expenditures for advertising and sales promotion are expensed as incurred. Advertising and promotion expense was $16,174 for the year ended March 31, 2019.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Securities Owned

The Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

The components of securities owned are as follows at March 31, 2019:

	Level 1	Level 2	Level 3
Equity securities	$ 149,227	$ -	$ -

Note 3 – Agreement with RBC Correspondent Services (RBC)

In 2018, the Company terminated its agreement with National Financial Services and on July 14, 2018, the Company began using RBC for clearing services for all securities transactions initiated by the Company. RBC clears all transactions on a fully disclosed basis for customer accounts introduced by the Company and accepted by RBC. Pursuant to the terms of this agreement, the Company has agreed to indemnify and hold harmless RBC from and against all claims and liabilities arising out of any failures by the Company or customers to comply with any obligations under this agreement. The agreement is good through February, 2023. Either party may terminate this agreement by giving 90 days prior written notice, however, there is an early termination fee of $5,000 for every month the agreement is terminated early. The agreement requires a clearing deposit of $100,000 which is included in receivable from broker/dealer on the statement of financial condition. The agreement also requires a $100,000 net capital requirement.

As part of the agreement, the Company received a $250,000 incentive credit from RBC for changing clearing firms. The credit was originally recognized as revenue for the year-ended March 31, 2019. Although FINRA did not object to recognizing the income immediately, on May 29, 2019, the decision was made to defer and amortize the income over the life of the contract. As a result of the change, the Company no longer met the $100,000 net capital requirement as of March 31, 2019. On the date the change was made, the owner of the Company contributed an additional $170,000 to bring net capital back into compliance.

Note 4 – Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade-date customer exposure and collateral values daily and requires customers to deposit additional collateral or reduce positions when necessary.

Note 5 – Concentrations of Credit Risk

The Company provides investment and related services to a diverse group of customers located throughout the United States of America.

The Company's exposure to credit risk associated with these transactions is measured on an individual customer basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and customers are required to provide additional collateral as necessary.

The Company maintains its cash balances in one financial institution located in Wisconsin. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company had no uninsured cash balances at March 31, 2019.

Note 6 – Net Capital Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This rule requires that net capital, as defined, shall be at least the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Due to accounting changes discussed in Note 3 above, at March 31, 2019, the Company had net capital of $89,468, which was $10,532 in deficit of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 4.53 to 1.

Note 7 – Reserve Requirements

The Company is exempt from Securities and Exchange Commission's Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements, and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

Note 8 – Leases

The Company leases an office building and improvements located at 701 Oregon Street in Oshkosh, Wisconsin under a month-to-month lease that requires a monthly rent payment of $1,500. In addition to rent, the Company is responsible for utilities, insurance, maintenance, and repairs. Total rent expense charged to operations under this agreement for the year ended March 31, 2019 was $18,000.

In conjunction with the equity purchase of the Company on January 1, 2018 (see Note 9), the Company signed a two-year lease ending December 31, 2019 for the shared use of an office building and improvements located at 41412 North Illinois Route 83, in Antioch, Illinois. Monthly rent is $4,000. In addition to rent, the Company is responsible for utilities and insurance. The lessee retains the option to extend the lease for 2 additional years at $4,200 per month. Total rent expense charged to operations under this agreement for the year ended March 31, 2019 was $48,000.

On August 29, 2012, the Company signed a lease for the shared use of an office building and improvements located at 4720 Montgomery Lane in Bethesda, Maryland. The lease is for a seven year term beginning on October 1, 2012. Monthly rent for months one through twelve is $4,528, months thirteen through twenty-four is $4,709, months twenty-five through thirty-six is $4,898, months thirty-seven through forty-eight is $5,094, months forty-nine through sixty is $5,298, months sixty-one through seventy-two is $5,509 and months seventy-three through eighty-four is $5,730. The lessor is responsible for all real estate taxes and operating expenses. Total rent expense charged to operations under this agreement for the year ended March 31, 2019 was $67,435.

Future minimum lease payments for years ending March 31 are as follows:

Year Ending March 31:	Amount
2020	$ 70,379

Note 9 – Related Party Transactions

Mr. and Mrs. Paul Pavelski own the real estate located at 701 Oregon Street in Oshkosh, Wisconsin and the real estate located at 41412 North Illinois Route 83 in Antioch, Illinois which is being leased by the Company (see Note 8 above). Effective January 1, 2018, Mr. Paul Pavelski entered into an agreement selling his 95% ownership interest in the Company. At March 31, 2019, Paul Pavelski is a corporate officer of Landolt Securities, Inc.

Note 10 – Recognition of Revenue

Effective April 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. The Company applied the modified retrospective method for adoption which did not result in a cumulative adjustment to retained earnings as of April 1, 2018.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenue on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred, and discretion in establishing the price. Commissions and concessions revenue and related expense arising from securities transactions are recorded on a trade date basis. Trailing commissions revenue is generally based on a percentage of the current market value of clients' investment holdings and trail-eligible assets, and is recognized in the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Commissions	$	2,398,818
Concessions and trails		310,227
Firm trading		622,643
Commission earned	$	3,331,688

Advisory fees – Advisory fee revenue represents fees charged to advisors 'clients'. The Company provides ongoing investment advice and administrative services for these accounts. This revenue is recognized ratably over time to match the continued delivery of performance obligations to the client over the life of the contract.

Securities Transactions – Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business date as the transaction date. Purchases and sales of securities are also recorded on a trade date basis.

Note 11 – Subsequent Events

On May 29, 2019, the owner of the Company contributed an additional $170,000 to bring net capital back into compliance as a result of the internal accounting change for deferred revenue.

Note 12 – Upcoming Pronouncements

The Financial Accounting Standards Board has issued an accounting update which will result in significant changes to financial reporting and disclosure requirements relating to both operating and capital leases. The new leases update is intended to increase the transparency and comparability among organizations that lease buildings, equipment, and other assets by recognizing the assets and liabilities that arise from these lease transactions on the balance sheet. The Company is currently evaluating the impact this standard will have on the financial statements when adopted. The provisions of this update are effective for the Company's financial statements for future years.